LARRY D. IRICK

Vice President, General Counsel

and Corporate Secretary

September 19, 2007

VIA EDGAR AND FAX

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-3561

RE:	Westar Energy, Inc.
Definitive 14A
Filed April 2, 2007
File No. 1-03523

Dear Ms. Quarles:

In accordance with our telephone conversation, this confirms we are preparing a response to your letter dated August 21, 2007 to William B. Moore concerning our definitive proxy statement filed April 2, 2007, and that with your permission, we intend to respond to the letter on or before October 12, 2007.

Sincerely,

Larry D. Irick

LDI/pb

818 South Kansas Avenue / P.O. Box 889 / Topeka, Kansas 66601

Telephone: (785) 575-1625 / Fax: (785) 575-8136

larry.irick@WestarEnergy.com